SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ________________

                          SCHEDULE 13G/A
                        ________________

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 5)*

                   The Liposome Company, Inc.
                        (NAME OF ISSUER)

                  Common Stock, $.01 par value
                 (TITLE OF CLASS OF SECURITIES)

                           536310 10 5
                         (CUSIP NUMBER)





__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       PAGE 1 OF 5 PAGES

                               13G

CUSIP No.  536310 10 5
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Advisory Partners
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,595,500
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,595,500
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          4,595,500
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          12.8%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IA
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 2 OF 5 PAGES

                               13G

CUSIP No.  536310 10 5
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Philip J. Hempleman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,595,500
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,595,500
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          4,595,500
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          12.8%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 3 OF 5 PAGES

          The Schedule 13G initially filed for the year ended December 31, 1991 of (i) Ardsley Advisory Partners and (ii) Philip J. Hempleman relating to the common stock, par value of $.01 per share (the "Common Stock"), issued by The Liposome Company, Inc. (the "Company") is hereby amended by this Amendment No. 5 to the Schedule 13G as follows:

ITEM 4.   OWNERSHIP.

          Item 4 is hereby replaced in its entirety by the following:

          (a)  Amount beneficially owned:  4,595,500

          (b)  Percent of class:

          12.8% (based on the 36,005,570 shares of Common Stock reported to be outstanding as of November 6, 1996, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended September 29, 1996.)

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote
                    0
               (ii) shared power to vote or to direct the vote
                    4,595,500
               (iii)sole power to dispose or to direct the disposition of
                    0
               (iv) shared power to dispose or to direct the disposition
                    of 4,595,500

          By virtue of Mr. Hempleman's position as managing partner of Ardsley Advisory Partners, a Connecticut general partnership ("Ardsley"),
Mr. Hempleman may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 4,595,500 shares of Common Stock of the Company held by the discretionary accounts managed by Ardsley and Mr. Hempleman (including accounts of certain clients, including investment partnerships for which (i) Ardsley serves as the management company and (ii) a general partnership comprised of the partners that comprise Ardsley serves as general partner, the "Discretionary Accounts"), constituting 12.8% of the 36,005,570 shares of Common Stock outstanding as of November 6, 1996, as reflected in the quarterly report of the Company on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended September 29, 1996 and, therefore, Mr. Hempleman may be deemed to be the beneficial owner of such Common Stock.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Item 6 is hereby replaced in its entirety by the following:

          This Schedule 13G is filed by Ardsley, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the 4,595,000 shares of Common Stock held at December 31, 1996, by the Discretionary Accounts managed by Ardsley and Mr. Hempleman.

          By reason of the provisions of Rule 13d-3 under the Act, Ardsley and Mr. Hempleman may each be deemed to own beneficially the shares of Common Stock owned by the Discretionary Accounts. Each client for whose account Ardsley had purchased Common Stock has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for his account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d). There is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such securities.

          To the knowledge of Ardsley, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of such Common Stock which represents more than five percent of the number of outstanding shares of Common Stock.


                                 PAGE 4 OF 5 PAGES

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

          By signing below Ardsley Advisory Partners and Philip J. Hempleman certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                              February 6, 1997



                              /s/ PHILIP J. HEMPLEMAN
                              Philip J. Hempleman, as
                              Managing Partner of
                              Ardsley Advisory Partners



                              /s/ PHILIP J. HEMPLEMAN
                              Philip J. Hempleman


                        PAGE 5 OF 5 PAGES